NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna announces changes in management team

Vancouver, August 17, 2022 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces the voluntary resignation of Paul Criddle from the position of Chief Operating Officer - West Africa effective September 30, 2022. Paul presented his resignation due to personal reasons and will remain as a senior advisor to the Company until the completion of the construction of the Séguéla Mine in Cote d´Ivoire.

Paul joined Fortuna on July 2, 2021, after the completion of the acquisition of Roxgold Inc. (refer to Fortuna news release dated July 2, 2021), and has made significant contributions to the seamless integration of both companies, while spearheading the construction of the Séguéla Mine in Côte d´Ivoire. The overall project was 66 percent complete as of June 30, 2022.

David Whittle, Vice President of Operations - West Africa, has been promoted to Chief Operating Officer - West Africa, effective October 1, 2022. David has been responsible for the operational performance of the Yaramoko Mine over the past three years and is leading the operational readiness of Séguéla and the establishment of a regional office in Abidjan, Côte d´Ivoire. David is a mining engineer and proven leader with over 30 years of mining operations experience in open pit and underground operations in various commodities throughout the world, including the United Kingdom, South Africa, Australia, Papua New Guinea, Fiji, Saudi Arabia, and Russia.

Jorge A. Ganoza, President and CEO of Fortuna, commented, “On behalf of the Board of Directors and management, I would like to extend my gratitude and recognition to Paul for his leadership in the successful integration and development of our business in West Africa.” Mr. Ganoza continued, “I welcome David to the Executive Leadership team and look forward to working together as we continue to grow and strengthen our business in the region.”

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines